EXHIBIT 99.4

GDF SUEZ statement

GDF SUEZ notes with satisfaction the statement issued by the spokesman for the Belgian Prime Minister, which specifies that the proposals made public yesterday by the Energy Minister “have not been discussed at Government level”.

These proposals, the imposed price cap in particular, could have seriously affected the possibility – for foreign utilities Essent, Nuon and Enel in particular, all of which companies have announced major investments in Belgium – of securing the investments needed to ensure the kingdom’s long-term energy supply. These proposals would also have eliminated any possibility of competition between the ten or so suppliers currently operating in Belgium.

This situation would clearly have been contrary to the policies of the Belgian government and the European Commission, stated over a number of years and shared by the Group, of encouraging the development throughout Europe of efficient energy electricity markets.

The isolated statement made by the Energy Minister sparked an unprecedented plunge in European energy share prices, directly and negatively affecting the hundreds of thousands of company shareholders, staff and consumers as a result of the negative impact they could have on investments and security of supply. These statements could have possibly further damage credit for energy providers, who are already facing a difficult economic climate.

At a time when governments are working together to reassure and to stabilise all markets, today’s statement by the Belgian Government, rejecting inappropriate imposed price-capping measures, will alleviate concerns across Europe’s entire energy sector.

GDF SUEZ, a long-term partner of the governments of countries in which it operates, plans to pursue an open dialogue with the Belgian government. This dialogue must enable us to ensure long-term supply reliability at the best cost, for the benefit of consumers.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone

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